UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2004

                           NATIONAL CONSTRUCTION INC.
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                Form 20-F  xxx    Form 40-F  ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.                                           Yes               No  xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

January 2004 Information

      1. January 13, 2004. National Construction Inc. advises that Ernst & Young LLP has resigned as the auditors of National effective December 15, 2003.

      2. January 29, 2004. National Construction Inc. Announces Third Quarter Results for Period Ended November 30, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
                                  (Registrant)


Date: February 4, 2004           By: /s/ William G. Edwards
                                     -------------------------------------------
                                     William G. Edwards, Chief Financial Officer

News from Canada NewsWire

National Construction Inc. Announces Third Quarter Results for Period Ended November 30, 2003

================================================================================

16:05 EST Thursday, January 29, 2004

BROSSARD, QC, Jan. 29 /CNW/ - National Construction Inc. (TSX Venture Exchange:
NAT, OTCBB: NATS) ("National") today announced results for the third quarter ended November 30, 2003.

Third quarter ended November 30, 2003.

Revenues were $7.0 million for the three months ended November 30, 2003 compared to $22.6 for the same period last year. Gross profit for the three months ended November 30, 2003 was $1.0 million compared to $1.5 million for the three months ended November 30, 2002. Selling, general and administrative expenses were $0.6 million compared to $0.8 million for the same period last year. The net profit for the three months ended November 30, 2003 was $224,965 or $0.01 per share compared to a net profit of $227,525 or $0.02 per share for the same period last year.

Revenues were $22.6 million for the nine months ended November 30, 2003 compared to $55.9 for the same period last year. Gross profit for the nine months ended November 30, 2003 was $2.1 million compared to $3.7 million for the nine months ended November 30, 2002. Selling, general and administrative expenses totalled $2.1 million compared to $3.1 million for the same period last year. The net loss for the nine months ended November 30, 2003 was $338,089 or $0.02 per share compared to a net loss of $146,110 or $0.01 per share for the same period last year.

Financial Highlights (000's except per share data)

Canadian Dollars
(unaudited)                                    9 months ended                         3 months ended

                                   November 30, 2003    November 30, 2002    November 30, 2003    November 30, 2002
Revenues                                 22,620              55,950               7,065              22,603

Gross profit                              2,104               3,748               1,049               1,523

Expenses                                  2,442               3,894                 824               1,192

Income (loss) before
 income taxes                              (338)               (146)                225                 330

Net income (loss)                          (338)               (146)                225                 228

Profit (Loss) per share (0.02)                                (0.01)               0.01                0.02

Total assets                              5,393              18,878               5,393              18,878

Shareholders' equity                     (1,260)              3,125              (1,260)              3,125

The complete financial statements for the three months and nine months ended November 30, 2003 are available at SEDAR at www.sedar.com About National

National is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provides maintenance services for operating facilities in the petrochemical industry.

National currently has four subsidiaries, National Construction Group Inc., National Maintenance Inc; Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned. The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.

This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are National's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in National's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.

/For further information: Keith F. Eaman, Chairman, (450) 444-2405 ext. 230/

News from Canada NewsWire

================================================================================

National Construction Inc.

17:35 EST Tuesday, January 13, 2004

BROSSARD, QC, Jan. 13 /CNW/ - National Construction Inc. ("National") (TSX
Venture: NAT), advises that Ernst & Young LLP has resigned as the auditors of National effective December 15, 2003. National is pleased to announce that Harel Drouin - PFK, Chartered Accountants, will commence as the new auditors of National. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

/For further information: William G. Edwards, Chief Financial Officer of National at (450) 444-2405/ext.222